Exhibit 99.1

For further information:	Investor Relations (416) 947-1212

AGNICO EAGLE ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS AND PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2015 RESULTS, CONFERENCE CALL AND ANNUAL GENERAL MEETING

Toronto (March 19, 2015) — Agnico Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico Eagle” or the “Company”) today announced that it has made several senior management appointments and that it will release its first quarter 2015 results on Thursday, April 30, 2015, after normal trading hours.  Additionally, the Company will host its Annual General Meeting (“AGM”) the following day, Friday, May 1, 2015, in Toronto.

Senior Management Appointments

“As our gold mining business continues to grow and the number of opportunities to improve the quality of our business expands we have strengthened our senior management team with several new additions.  These appointments add to our current bench strength and will allow us to improve and grow our business in a very measured and steady manner, while we continue to develop our leadership team,” said Sean Boyd, President and CEO of Agnico Eagle.

Agnico Eagle’s Board of Directors is pleased to announce that Ammar Al-Joundi will be joining the Company as President, effective April 6, 2015.  Mr. Al-Joundi was most recently Chief Financial Officer and Senior Executive Vice-President of Barrick Gold Corporation (from July 2012 to February 2015) and prior to that was Chief Financial Officer of Agnico Eagle (from September 2010 to June 2012).

Prior to joining Agnico Eagle in 2010, he spent 11 years at Barrick in various senior financial roles including Senior Vice-President of Finance, Senior Vice-President of Business Strategy and Capital Allocation, and two years as Executive Director and CFO of Barrick South America. He is a graduate of the Ivey Business School (M.B.A.) at the University of Western Ontario, and has his undergraduate degree in Mechanical Engineering from the University of Toronto.

In his role as President, Mr. Al-Joundi will report to CEO Sean Boyd and assist him and the senior management team in setting and executing on Agnico Eagle’s corporate strategy, optimizing the corporate structure and management processes, developing the next generation of senior management and building asset value through effective capital allocation and risk management.

With the Appointment of Mr. Al-Joundi as President, Mr. Sean Boyd’s title will change to Vice-Chairman and Chief Executive Officer.

In addition, the Company is also pleased to announce the following strategic appointments to the senior management team:

Dominique Girard has been appointed Vice-President Technical Services and Nunavut Operations.  During his career with Agnico Eagle, Dominique has demonstrated strong expertise in planning, operating and leading in Northern conditions with senior level positions in Finland and Nunavut, including General Manager at the Meadowbank operations.  He joined Agnico Eagle in 2000.

The Company sees Nunavut as an excellent platform to add significant long term value to its business and is currently studying various options and alternatives to capitalize on the large and growing resource base in Nunavut and to maximize its value.  Dominique graduated with an engineering degree in Mineral Processing (B.Sc.) from Laval University in 2000.

In his new role, Dominique will lead our business in Nunavut and will be responsible for optimizing the Company’s assets and potential in the region. He will report to Yvon Sylvestre, Senior Vice-President Operations, Canada & Europe.  In his Technical Services role, Dominique will continue to report to Jean Robitaille, Senior Vice-President, Business Strategy and Technical Services.

To support Dominique in his new functions and to continue facilitating a stronger partnership between operations and technical services, Nancy Guay has been appointed Senior Corporate Director, Technical Services, reporting to Dominique.  Nancy has been with Agnico Eagle since 2012 and has over 20 years of experience in operations, technical consulting, commissioning and project management.  She also has engineering experience in process design, management study and consultation.  Most recently, Nancy was Corporate Director, Business Strategy.

In her new role, Nancy will enhance the project management capability of technical services and foster greater synergy with our operations.  Nancy is a Mining Engineer who graduated from Laval University.

Michael Timmins has been promoted to Vice-President, Corporate Development.  Michael has been with Agnico Eagle since May 2006 and his role has evolved and grown significantly over the years. In 2014, he played an important role in the successful acquisitions of Canadian Malartic and Cayden Resources, which have strengthened Agnico Eagle’s business platform.

Michael will continue to report to Don Allan, Senior Vice-President, Corporate Development and he will continue to work closely with Marc Legault, Senior Vice-President, Project Evaluations and the project evaluations group to secure high quality assets and opportunities. He is a graduate of Queen’s University (EMBA), the University of British Columbia (M.Sc.) and Bishop’s University (B.Sc.).

Carol Plummer has been appointed Vice-President, Project Development, USA & Latin America.  Carol first joined Agnico Eagle in 2004 and has held several senior positions including General Manager at Kittilä, LaRonde and Lapa, as well as Corporate Director, Mining.  Most recently, she was Senior Director, Engineering & Project Development, USA & Latin America.  Carol graduated as a Mining Engineer from Queens University.

Carol’s role will be to assemble a solid project development team and lead our expansion efforts for the Southern Business Unit.  Carol will report to Tim Haldane, Senior Vice-President Operations, USA & Latin America.

Michel Julien has been appointed Vice-President Environment.  Michel has been Corporate Director of Environment with Agnico since 2011.  Prior to that, he had over 20 years of experience working in the geotechnical field and on mining, environmental and geotechnical issues with Golder and Associates.

Michel holds a Ph.D in mineral engineering from École Polytechnique of Montreal, a M.Sc. degree in Geo-Engineering from the University of Minnesota, a B.Sc. in Geology from the University of Montreal and a B.Sc.A. in Mining Engineering from École Polytechnique in Montreal.  Michel is a registered professional engineer in Quebec, Newfoundland and Labrador and in the Northwest Territories and Nunavut.

Michel`s appointment is in line with the continuous growth of our asset base and with the ever increasing complexity of environmental management and permitting.  In his role, Michel will lead the implementation of our corporate environment strategy and standards.  He will be responsible for environment, regulatory affairs and mine reclamation.  Michel will report to Louise Grondin, Senior Vice-President Environment and Sustainable Development.

First Quarter 2015 Results Conference Call Webcast

Agnico Eagle’s senior management will host a conference call on Friday, May 1, 2015 at 8:30 AM (E.D.T.) to discuss the company’s financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-260-0113 or Toll-free 1-800-524-8950. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-647-436-0148 or Toll-free 1-888-203-1112, access code 6926383.

The conference call replay will expire on June 1, 2015.

The webcast along with presentation slides will be archived for 180 days on the website.

Annual and Special General Meeting (“AGM”)

The AGM will begin on Friday, May 1, 2015 at 11:00 am (E.D.T).  The meeting will be held at the Sheraton Centre Toronto Hotel (Dominion Ballroom) - 123 Queen Street West, Toronto, ON.

During the meeting, management will provide an overview of the Company’s operating and financial results, and provide an update on exploration activities.  For those unable to attend in person, the alternatives to participate are listed below.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-260-0113 or Toll-free 1-800-524-8950. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-647-436-0148 or Toll-free 1-888-203-1112, access code 7989565.

The conference call replay will expire on July 2, 2015.

The webcast along with presentation slides will be archived for 180 days on the website.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:                                   416-947-1212

Fax:                                                                       416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.